

December 21, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Steve Buhaly
Chief Financial Officer
Triquint Semiconductor, Inc.
2300 N.E. Brookwood Parkway
Hillsboro, Oregon 97124

> **Re: Triquint Semiconductor, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 8-K filed on October 27, 2010**
> **File No. 000-22660**

Dear Mr. Buhaly:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Consolidated Balance Sheets, page F-4

1.   We note other current liabilities were $12.2 million at December 31, 2009 and that total other noncurrent liabilities were $10.1 million at December 31, 2009. Please tell us the primary components of these balances. As applicable, please revise future filings to provide the disclosures required by Rule 5-02(20) and Rule 5-02(24) of Regulation S-X.

Notes to Consolidated Financial Statement, page F-7

Note 2. Significant Accounting Policies, page F-7

-Revenue Recognition, page F-7

2.   We note here and on page 33 that you offer price protection and stock rotation rights to your customers and that you reserve for these items. Please revise future filings to explain in more detail how you estimate and account for the price protection and stock distributions rights offered to your distributors. Please provide us with a sample of your proposed disclosures.

3.   We note that you provide warranties to your customers and distributors. Please revise future filings to disclose the nature of the warranties and to the extent material, the disclosures outlined in 460-10-50-8 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarter Ended October 2, 2010

Note 14. Income Taxes, page 11

4.   We note that you recorded a $74 million and $69.9 million tax benefit for the three and nine months ended October 2, 2010, respectively. We further note the tax benefits primarily resulted from the release of the valuation allowance previously recorded against your deferred tax assets and the release of certain liabilities due to the expiration of the statute of limitations. Please explain to us in more detail the facts and circumstances that led you to release the valuation allowance against your deferred tax assets and the release of certain liabilities due to the expiration of certain statute of limitations and why you believe that it is more likely than not that these deferred tax assets will be realized. Refer to the guidance in 740-10-30-5 and 740-10-30-17 through 25 of the FASB Accounting Standards Codification.

Form 8-K filed on October 27, 2010

5.   We note that you present forward-looking non-GAAP measures. However, we do not see where you have provided a reconciliation of these forward-looking non-GAAP financial

measures with the corresponding forward-looking GAAP financial measures as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin Vaughn
Accounting Branch Chief